

Mail Stop 3720

May 12, 2017

Steven Cochran
Chief Executive Officer
WideOpenWest, Inc.
7887 East Belleview Avenue, Suite 1000
Englewood, Colorado 80111

> **Re: WideOpenWest, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 8, 2017**
> **File No. 333-216894**

Dear Mr. Cochran:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 5, 2017 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

Asset Impairments, page 56

1.   We note your response to comment two. It is not clear to us what diagnostics you performed to ensure that elements of goodwill had not been captured in the value of your franchise rights resulting from the application of the Multi-Period Excess Earnings Method ("MPEEM"). In this regard, we refer to the three bullet points you provided at the end of your response to substantiate that the going concern adjustment was appropriately captured in the risk adjusted discount rate. Please tell us with specificity:

- how you determined that a reasonable amount of residual going-concern/goodwill was generated;
- how you considered the weighted average return on assets ("WARA") analysis and determined that the discount rate, the implied value and return on going-concern/goodwill were reasonable; and
- how you determined the appropriate adjustments made to recalibrate your significant assumptions at each future measurement date, how you determined that they were reasonable and elaborate on the market conditions that you consider.

2. Tell us if you have updated your WARA calculation and if so, how it was considered in your assessment of reasonability.

3. Tell us how you ensured that the prospective financial information estimates used in the application of the MPEEM are representative of the views of market participants.

4. Tell us what steps you took to ensure that acquirer-specific synergies were not captured in the value of your cable franchise rights.

5. Tell us how you considered the guidance in ASC 820-10-35-24(B) and the notion that multiple valuation techniques could be appropriate in certain situations.

Operating expenses (excluding depreciation and amortization), page 64

6. We note your response to comment three. Please balance your presentation by showing a GAAP gross profit percentage with equal or greater prominence to the incremental contribution margin percentage. In addition, please revise your reconciliation of the non-GAAP measure, incremental contribution, to begin with consolidated gross profit, the most directly comparable GAAP financial measure. Refer to Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP financial measures issued on May 17, 2016. Furthermore, expand your disclosure on page 65 to disclose why the presentation of this non GAAP measure is useful to investors.

   In addition, we note that you replaced the references to gross profit with the description "incremental contribution." However, it is unclear to us how the description "incremental contribution" by type of services appropriately conveys to investors what these measures represent. We note that these measures exclude a significant amount of unallocated networks costs. In this regard, please specifically tell us why you believe that describing these measures by type of services as incremental contribution is appropriate.

Income Tax Benefit, page 67

7.   We note that, "a deferred income tax benefit of $37.8 million was recognized as a result in the change of valuation allowance." Please disclose the underlying reason for the change in the valuation allowance.

        You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Terry French for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications